UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

EQUAL ENERGY LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29390Q109

(CUSIP Number)

William C. Hazelrig
c/o Montclair Energy, LLC
3940 Montclair Road, Suite 500
Birmingham, AL 35213
(205) 803-0034

and

Frederick G. Wedell
c/o Montclair Energy, LLC
3940 Montclair Road, Suite 500
Birmingham, AL 35213
(205) 803-0034

Copies to:

Gerald D. Shepherd, Esq. Davies Ward Phillips & Vineberg LLP 900 Third Avenue, 24th Floor New York, New York 10022 (212) 588-5540

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29390Q109

1.	Names of Reporting Persons. W & M Investments
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alabama

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,666
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%[1]
14.	Type of Reporting Person (See Instructions) PN

____________________

1 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons. W & H Investments
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alabama

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,400
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.004%[2]
14.	Type of Reporting Person (See Instructions) PN

____________________

2 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons. William C. Hazelrig, Sr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 914,000
	8.	Shared Voting Power 60,200[3]
	9.	Sole Dispositive Power 914,000
	10.	Shared Dispositive Power 60,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 974,200
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.7%[4]
14.	Type of Reporting Person (See Instructions) IN

____________________

3 Includes 1,400 common shares held directly by W & H Investments, 50,800 common shares held directly by Virginia Hazelrig and 8,000 common shares held directly by Elizabeth Hazelrig, which are separately reported on pages 3, 9 and 10, respectively, of this Statement.

4 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons. Frederick G. Wedell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 684,741
	8.	Shared Voting Power 8,066[5]
	9.	Sole Dispositive Power 684,741
	10.	Shared Dispositive Power 8,066

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 692,807
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%[6]
14.	Type of Reporting Person (See Instructions) IN

____________________

5 Includes 6,666 common shares held directly by W & M Investments and 1,400 common shares held directly by W & H Investments, which are separately reported on pages 2 and 3, respectively, of this Statement.

6 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons. Lynn Hazelrig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 111,674
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 111,674
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 111,674
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%[7]
14.	Type of Reporting Person (See Instructions) IN

____________________

7 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons. Kathryn Hazelrig Brinkley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,333
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,333
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.009%[8]
14.	Type of Reporting Person (See Instructions) IN

____________________

8 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons. William C. Hazelrig, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,600
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,600
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,600
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.05%[9]
14.	Type of Reporting Person (See Instructions) IN

____________________

9 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons. Virginia Hazelrig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%[10]
14.	Type of Reporting Person (See Instructions) IN

____________________

10 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

CUSIP No. 29390Q109

1.	Names of Reporting Persons. Elizabeth Hazelrig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02%[11]
14.	Type of Reporting Person (See Instructions) IN

____________________

11 Based upon 35,562,967 common shares outstanding as of April 5, 2013, as disclosed by Equal Energy Ltd. in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013.

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Shares”) of Equal Energy Ltd., an Alberta corporation (the “Issuer”). The principal executive offices of the Issuer are located at 500 – 4th Avenue S.W., Suite 2600, Calgary, Alberta, Canada T2P 2V6.

Item 2. Identity and Background

This Schedule 13D is being filed by (a) W & M Investments, (b) W & H Investments, (c) Frederick G. Wedell, (d) William C. Hazelrig, Sr., (e) Lynn Hazelrig, (f) Kathryn Hazelrig Brinkley, (g) William C. Hazelrig, Jr., (h) Virginia Hazelrig, and (i) Elizabeth Hazelrig (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated May 2, 2013, a copy of which is filed herewith as Exhibit 1 to this Schedule 13D, and which is incorporated herein by reference.

W & H Investments is a general partnership formed under the laws of Alabama with its principal business and office address at 3940 Montclair Road, Suite 500, Birmingham, AL 35213, and its principal business is investments. Each of The Hazelrig Companies and Wedell Farms, Inc. is a general partner of W & H Investments. Each of The Hazelrig Companies and Wedell Farms, Inc. is a corporation formed under the laws of Alabama with its business address at 3940 Montclair Road, Suite 500, Birmingham, AL 35213, and the principal business of each of The Hazelrig Companies and Wedell Farms, Inc. is investments. William C. Hazelrig, Sr. is the only executive officer, director or controlling person of The Hazelrig Companies and Frederick G. Wedell is the only executive officer, director or controlling person of Wedell Farms, Inc. Collectively, Messrs Hazelrig, Sr. and Wedell indirectly own all of the equity interests in W & H Investments.

W & M Investments is an Alabama general partnership with its principal business and office address at 3940 Montclair Road, Suite 500, Birmingham, AL 35213, and its principal business is investments. Each of Frederick G. Wedell and Eric McClain is a general partner of W & M Investments. Eric McClain, an individual who is a citizen of the United States, is the proprietor of Barton-Clay Fine Jewelers in Mountain Brook, AL. The business address of Mr. McClain is c/o Barton-Clay Fine Jewelers, 2701 Cahaba Road, Mountain Brook, AL 35223.

William C. Hazelrig, Sr., an individual who is a citizen of the United States, is the chief executive officer of Montclair Energy, LLC. The business address of each of Mr. Hazelrig and Montclair Energy, LLC is 3940 Montclair Road, Suite 500, Birmingham, AL 35213.

Frederick G. Wedell, an individual who is a citizen of the United States, is the Managing Partner of Montclair Energy, LLC. The business address of each of Mr. Wedell and Montclair Energy, LLC is 3940 Montclair Road, Suite 500, Birmingham, AL 35213.

Lynn Hazelrig is an individual who is a citizen of the United States and a homemaker. Ms. Hazelrig’s business address is c/o Hazelrig Family Partnership, 3940 Montclair Road, Suite 500, Birmingham, AL 35213.

Kathryn Hazelrig Brinkley is an individual who is a citizen of the United States and a homemaker. Ms. Hazelrig Brinkley’s business address is c/o Hazelrig Family Partnership, 3940 Montclair Road, Suite 500, Birmingham, AL 35213.

William C. Hazelrig, Jr., an individual who is a citizen of the United States, is engaged in the commercial real estate business in Birmingham, Alabama. Mr. Hazelrig’s business address is c/o Hazelrig Family Partnership, 3940 Montclair Road, Suite 500, Birmingham, AL 35213.

Virginia Hazelrig is an individual who is a citizen of the United States and a nurse at St. Vincent’s Hospital in Birmingham, Alabama. Ms. Hazelrig’s business address is c/o Hazelrig Family Partnership, 3940 Montclair Road, Suite 500, Birmingham, AL 35213.

Elizabeth Hazelrig is an individual who is a citizen of the United States and a student. Ms. Hazelrig’s business address is c/o Hazelrig Family Partnership, 3940 Montclair Road, Suite 500, Birmingham, AL 35213.

During the last five years, none of the Reporting Persons, The Hazelrig Companies, Wedell Farms, Inc. or Eric McClain has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used their respective personal funds to make the purchases of Shares listed in Item 6 of this Statement. As a result of the purchases of 25,000 Shares made on April 25, 2013 and listed in Item 6 for an aggregate amount of approximately $93,000, the aggregate amount of Shares beneficially owned by the Reporting Persons exceeded five percent of the aggregate number of Shares outstanding (based upon 35,562,967 Shares outstanding as of April 5, 2013, as disclosed by the Issuer in its proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2013). The sources of funds used for the acquisition of the remaining Shares owned by the respective Reporting Persons were also such Reporting Person’s personal funds or working capital, as applicable.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares beneficially owned by the Reporting Persons in the belief that such Shares represented an attractive investment opportunity. Messrs Hazelrig, Sr. and Wedell continue to believe that the Shares and Issuer represent an attractive investment opportunity. On February 27, 2013, Messrs Hazelrig, Sr. and Wedell, through Montclair Energy, LLC

(a company in which Messrs Hazelrig, Sr. and Wedell hold 100% of the equity interests), delivered a letter to the board of directors of the Issuer proposing that Montclair Energy, LLC would acquire all of the outstanding Shares not already owned by the Reporting Persons and their affiliates for $4.00 per Share in cash (the “Proposed Transaction”). Montclair Energy, LLC was advised on March 15, 2013 that the board of directors of the Issuer had rejected the Proposed Transaction. Subsequent to that communication, Messrs Hazelrig, Sr. and Wedell have continued to engage in discussions with officers of the Issuer regarding a potential acquisition of the Issuer and caused Montclair Energy, LLC to enter into an Agreement of Confidentiality (the “Confidentiality Agreement”), dated April 25, 2013, with the Issuer, pursuant to which Montclair Energy, LLC was granted access to certain due diligence information on April 29, 2013 regarding the Issuer for the purpose of evaluating a potential acquisition of the Issuer or other strategic transaction. As described in more detail in Item 6 of this Statement, the Confidentiality Agreement contains certain prohibitions on the Reporting Persons acquiring any additional Shares or entering into any merger or business combination involving the Issuer for a period of three months, and certain prohibitions on the Reporting Persons purchasing or soliciting proxies with respect to any voting securities of the Issuer or otherwise seeking to control or to influence the management, board of directors or policies of the Issuer for a period of four months, in each case without the consent of the board of directors of the Issuer.

The consummation of the Proposed Transaction, a similar transaction or another strategic transaction could result in the occurrence of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including (i) the Reporting Persons or an entity controlled by one or more Reporting Persons acquiring all of the outstanding Shares of the Issuer that are not already owned by the Reporting Persons and their affiliates, (ii) a merger of the Issuer with an entity controlled by one or more of the Reporting Persons, (iii) a change in the present board of directors or management of the Issuer, (iv) the Shares being delisted from the New York Stock Exchange and the Toronto Stock Exchange and/or (v) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

In addition to seeking to complete the Proposed Transaction, the Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations and subject to the restrictions contained in the Confidentiality Agreement, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons regarding the Issuer’s affairs. Depending on such evaluations and subject to the terms of the Confidentiality Agreement, the Reporting Persons may at any time and from time to time acquire additional Shares or other securities of the Issuer; dispose of the Shares that they have acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Shares that they have acquired. Any acquisition or disposition of Shares or other securities of the Issuer by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. In the interest of maximizing value, the Reporting Persons may, from time to time, develop plans respecting, or propose changes in the management, policies, operations or capital structure of the Issuer. Such plans or proposals may include or relate to one or more of the transactions specified in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5. Interest in Securities of the Issuer

(a) and (b)	The beneficial ownership of each Reporting Person described in this Item 5 includes the power to vote or direct the vote, and the power to dispose or direct the disposition of, the Shares. However, declarations of beneficial ownership herein are being made solely for the purposes of the federal securities laws of the United States.
(i) As of the date hereof, W & M Investments is the owner of and has shared beneficial ownership of an aggregate of 6,666 Shares, or approximately 0.02% of the issued and outstanding Shares.
(ii) As of the date hereof, Eric McClain, as a general partner of W & M Investments, may be deemed to have shared beneficial ownership of all of the Shares set forth in paragraph (i) above, or approximately 0.02% of the issued and outstanding Shares.
(iii) As of the date hereof, W & H Investments is the owner of and has shared beneficial ownership of an aggregate of 1,400 Shares, or approximately 0.004% of the issued and outstanding Shares.
(iv) As of the date hereof, The Hazelrig Companies, as a general partner of W & H Investments, may be deemed to have shared beneficial ownership of all of the Shares set forth in paragraph (iii) above, or approximately 0.004% of the issued and outstanding Shares.
(v) As of the date hereof, Wedell Farms, Inc., as a general partner of W & H Investments, may be deemed to have shared beneficial ownership of all of the Shares set forth in paragraph (iii) above, or approximately 0.004% of the issued and outstanding Shares.
(vi) As of the date hereof, Lynn Hazelrig is the owner of and has sole beneficial ownership of an aggregate of 111,674 Shares, or approximately 0.3% of the issued and outstanding Shares.

(vii) As of the date hereof, Kathryn Hazelrig Brinkley is the owner of and has sole beneficial ownership of an aggregate of 3,333 Shares, or approximately 0.009% of the issued and outstanding Shares.
(viii) As of the date hereof, William Cobb Hazelrig, Jr. is the owner of and has sole beneficial ownership of an aggregate of 16,600 Shares, or approximately 0.05% of the issued and outstanding Shares.
(ix) As of the date hereof, Virginia Hazelrig is the owner of and has shared beneficial ownership of an aggregate of 50,800 Shares, or approximately 0.1% of the issued and outstanding Shares.
(x) As of the date hereof, Elizabeth Hazelrig is the owner of and has shared beneficial ownership of an aggregate of 8,000 Shares, or approximately 0.02% of the issued and outstanding Shares.
(xi) As of the date hereof, William C. Hazelrig, Sr. is the owner of and has sole beneficial ownership of an aggregate of 914,000 Shares. Mr. Hazelrig, Sr. may also be deemed to have shared beneficial ownership of (A) all of the Shares set forth in paragraph (iii) above by virtue of his relationship to W & H Investments (as disclosed in Item 2) and (B) all of the Shares set forth in paragraphs (ix) and (x) above by virtue of his relationship to Virginia Hazelrig and Elizabeth Hazelrig, respectively (as disclosed in Item 6). In the aggregate, Mr. Hazelrig, Sr. may be deemed to directly or indirectly beneficially own 974,200 Shares, representing 2.7% of the outstanding Shares.
(xii) As of the date hereof, Frederick G. Wedell is the owner of and has sole beneficial ownership of 684,741 Shares. Mr. Wedell may be deemed to have shared beneficial ownership of (A) all of the Shares set forth in paragraph (i) above by virtue of his relationship to W & M Investments (as disclosed in Item 2) and (B) all of the Shares set forth in paragraph (iii) above by virtue of his relationship to W & H Investments (as disclosed in Item 2). In the aggregate, Mr. Wedell may be deemed to directly or indirectly beneficially own 692,807 Shares, representing 1.9% of the outstanding Shares.
(xiii) Each of the Reporting Persons may be deemed to be a member of a “group” for purposes of Rule 13d-5, and as a result the group may be deemed to be the beneficial owner of the 1,797,214 Shares of the Reporting Persons described in paragraphs (i) through (xii) above, representing 5.1% of the outstanding Shares.
(c)	The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were purchases of Shares effected in the open market, and the table excludes commissions paid in per Share prices.

Name of Reporting Person	Date of Transaction	Number of Shares Purchased or Sold	Price Per Share
William C. Hazelrig, Sr.	March 4, 2013	1,403 Purchased	$3.10
William C. Hazelrig, Sr.	March 5, 2013	3,500 Purchased	$3.12
William C. Hazelrig, Sr.	March 5, 2013	397 Purchased	$3.13
William C. Hazelrig, Sr.	March 6, 2013	2,000 Purchased	$3.14
William C. Hazelrig, Sr.	March 11, 2013	10,000 Sold	$3.16
William C. Hazelrig, Sr.	March 11, 2013	10,000 Sold	$3.20
William C. Hazelrig, Sr.	March 11, 2013	10,000 Sold	$3.21
William C. Hazelrig, Sr.	March 12, 2013	10,000 Sold	$3.15
William C. Hazelrig, Sr.	March 15, 2013	10,000 Purchased	$3.17
William C. Hazelrig, Sr.	March 15, 2013	15,000 Purchased	$3.18
William C. Hazelrig, Sr.	April 2, 2013	766 Purchased	$3.84
William C. Hazelrig, Sr.	April 2, 2013	1,901 Purchased	$3.80
William C. Hazelrig, Sr.	April 4, 2013	7,249 Purchased	$3.75
William C. Hazelrig, Sr.	April 8, 2013	800 Purchased	$3.77
William C. Hazelrig, Sr.	April 9, 2013	6,951 Purchased	$3.80
William C. Hazelrig, Sr.	April 15, 2013	5,000 Purchased	$3.72
William C. Hazelrig, Sr.	April 22, 2013	1610 Purchased	$3.60
William C. Hazelrig, Sr.	April 25, 2013	10,000 Purchased	$3.72
Lynn Hazelrig	March 8, 2013	3,000 Purchased	$3.30
Lynn Hazelrig	March 8, 2013	7,000 Purchased	$3.32
Frederick G. Wedell	April 22, 2013	1,000 Purchased	$3.60
Frederick G. Wedell	April 24, 2013	10,000 Purchased	$3.74
Frederick G. Wedell	April 25, 2013	15,000 Purchased	$3.72

(d)	No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from the sale of, or the proceeds from the sale of, any of the Shares that may be deemed to be beneficially owned by any Reporting Person.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Statement is incorporated herein by reference.

William C. Hazelrig, Sr. and Lynn Hazelrig are married to one another, and are the father and mother, respectively, of each of Kathryn Hazelrig Brinkley, William Cobb Hazelrig, Jr., Virginia Hazelrig and Elizabeth Hazelrig (collectively, the “Hazelrig Family”). Each member of the Hazelrig Family has agreed to vote and dispose of his or her Shares in concert with one another. In addition, Frederick G. Wedell has agreed to vote and dispose of his Shares in concert with Mr. Hazelrig, Sr. and the other members of the Hazelrig Family.

William C. Hazelrig, Sr. has trading control over the brokerage accounts that contain the Shares beneficially owned by Virginia Hazelrig and Elizabeth Hazelrig.

Pursuant to the terms of the Confidentiality Agreement, the Reporting Persons are prohibited for a period of three months after April 29, 2013, the date on which Montclair Energy, LLC was first granted access to a data room containing the Issuer’s due diligence materials, from (i) acquiring, agreeing to acquire or making any proposal or offer to acquire any securities of the Issuer or any assets of the Issuer and its direct and indirect subsidiaries or (ii) proposing or offering to enter into any merger or business combination involving the Issuer. Under the terms of the Confidentiality Agreement, the Reporting Persons are also prohibited for a period of four months after April 29, 2013, the date on which Montclair Energy, LLC was first granted access to a data room containing the Issuer’s due diligence materials, from (x) purchasing or soliciting proxies with respect to any voting securities of the Issuer or (y) otherwise seeking to control or to influence the management, board of directors or policies of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Exhibit Name
1.	Joint Filing Agreement, dated May 2, 2013, between W & H Investments, W & M Investments, William C. Hazelrig, Sr., Frederick G. Wedell, Lynn Hazelrig, Kathryn Hazelrig Brinkley, William C. Hazelrig, Jr., Virginia Hazelrig and Elizabeth Hazelrig.
2.	Agreement of Confidentiality, dated April 25, 2013, between Equal Energy Ltd. and Montclair Energy, LLC.
3.	Offer Letter, dated February 27, 2013, from Montclair Energy, LLC to the board of directors of Equal Energy Ltd.
4.	Press Release, dated March 25, 2013.
5.	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Dated: May 6, 2013

W & H INVESTMENTS

By:	The Hazelrig Companies, Inc., Its General Partner
By:	/s/ William C. Hazelrig, Sr.
Name: William C. Hazelrig, Sr. Title: President

W & M INVESTMENTS

By:	Frederick G. Wedell, Its General Partner
/s/ Frederick G. Wedell

WILLIAM C. HAZELRIG, SR.

/s/ William C. Hazelrig, Sr.

FREDERICK G. WEDELL

/s/ Frederick G. Wedell

LYNN HAZELRIG

/s/ Lynn Hazelrig

KATHRYN HAZELRIG BRINKLEY

/s/ Kathryn Hazelrig Brinkley

WILLIAM C. HAZELRIG, JR.

/s/ William C. Hazelrig, Jr.

VIRGINIA HAZELRIG

/s/ Virginia Hazelrig

ELIZABETH HAZELRIG

/s/ Elizabeth Hazelrig

EXHIBIT INDEX

Exhibit No.	Exhibit Name
1.	Joint Filing Agreement, dated May 2, 2013, between W & H Investments, W & M Investments, William C. Hazelrig, Sr., Frederick G. Wedell, Lynn Hazelrig, Kathryn Hazelrig Brinkley, William C. Hazelrig, Jr., Virginia Hazelrig and Elizabeth Hazelrig.
2.	Agreement of Confidentiality, dated April 25, 2013, between Equal Energy Ltd. and Montclair Energy, LLC.
3.	Offer Letter, dated February 27, 2013, from Montclair Energy, LLC to the board of directors of Equal Energy Ltd.
4.	Press Release, dated March 25, 2013.
5.	Power of Attorney.